

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 30, 2015

Mail Stop 4631

<u>Via E-mail</u>
Mr. Richard H. Fearon
Chief Financial and Planning Officer
Eaton Corporation plc
Eaton House, 30 Pembroke Road
Dublin 4, Ireland

> **RE: Eaton Corporation plc**
> **Form 10-K for the Year Ended December 31, 2014**
> **Filed February 26, 2015**
> **Definitive Proxy on Schedule 14A**
> **Filed March 13, 2015**
> **File No. 0-54863**

Dear Mr. Fearon:

　　We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

　　Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

　　After reviewing your response to these comments, we may have additional comments.

<u>Form 10-K for the Year Ended December 31, 2014</u>

<u>General</u>

1.　　In your letters to us dated January 9, 2013 and February 18, 2013, you discussed contacts with Syria and Sudan. Moeller's website, which includes your logo, provides contact information for Sudan. As you are aware, Syria and Sudan are designated by the U.S. Department of State as state sponsors of terrorism and are subject to U.S. economic sanctions and export controls. Your Form 10-K does not provide disclosure about contacts with Syria or Sudan. Please describe to us the nature and extent of your past, current, and anticipated contacts with Syria since your 2013 letters, whether through subsidiaries, affiliates, distributors, resellers or other direct or indirect arrangements. For instance, we are aware of a 2015 news article reporting that you supply superchargers to Volvo. Several Volvo entities' websites cite business contacts with Syria and Sudan. You should describe any products, services, technology or components you have provided to Syria and Sudan, directly or indirectly, and any agreements, commercial arrangements, or other contacts with the governments of those countries or entities they control.

2.   Please discuss the materiality of any contacts with Syria and Sudan you describe in response to the comment above, and whether those contacts constitute a material investment risk for your security holders. You should address materiality in quantitative terms, including the approximate dollar amounts of any associated revenues, assets, and liabilities for the last three fiscal years and the subsequent interim period. Also, address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company's reputation and share value. As you know, various state and municipal governments, universities, and other investors have proposed or adopted divestment or similar initiatives regarding investment in companies that do business with U.S.-designated state sponsors of terrorism. You should address the potential impact of the investor sentiment evidenced by such actions directed toward companies that have operations associated with Syria and Sudan.

3.   Please tell us whether any of the contacts with Syria and Sudan you discuss above involve dual use products or components.

Definitive Proxy on Schedule 14A

Compensation Discussion and Analysis, page 32
Short Term Performance Based Compensation, page 41

4.   In future filings, please clearly describe how the actual award as a percentage of target is calculated. For example, based on the provided disclosure it is unclear how Mr. Cutler achieved 109% of the target for fiscal year 2014.

Grants of Plan-Based Awards in 2014, page 56

5.   We note your disclosure that named executive officers will receive $0 at the threshold for both the Senior EIC and ESIP awards; however, the disclosure in your CD&A indicates that these officers will receive 50% of the target when the threshold is achieved. In future filings, please disclose the respective amounts awarded when the threshold is achieved. See Instruction #2 to Item 402(d) of Regulation S-K.

6.   Please supplementally explain why you reported your ESIP plan as non-equity compensation rather than as equity compensation. This comment also applies to your summary compensation table. See Item 402(a)(6)(i) of Regulation S-K.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact David Korvin, Staff Attorney at (202) 551-3236 or Jay Ingram, Legal Branch Chief at (202) 551-3397, if you have any questions regarding legal matters. Please contact Ernest Greene, Staff Accountant at (202) 551-3733 or Anne McConnell, Staff Accountant at (202) 551-3709 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

/s/ John Cash

John Cash
Accounting Branch Chief
Office of Manufacturing and
Construction